

August 22, 2023

Dara Khosrowshahi
Chief Executive Officer and Director
Uber Technologies, Inc.
1515 3rd Street
San Francisco, CA 94158

      Re: Uber Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 21, 2023
           File No. 001-38902

Dear Dara Khosrowshahi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services